Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL ANNOUNCES UPDATED RECORD DATE
INFORMATION ON DIVIDEND DISTRIBUTION OF NIS 10 MILLION (US$ 2.64 MILLION)

YAVNE, Israel – September 5, 2023 - G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced updated record date information on the cash dividend distribution declared by the Company's Board of Directors of approximately NIS 0.72 per ordinary share and an aggregate dividend of NIS 10 million (approximately US$0.19 and US$2.64 million respectively, based on representative rate of exchange as of September 5, 2023).

The dividend is payable to shareholders of record as of the close of business on September 15, 2023 and will be payable on September 26, 2023. For shareholders who will receive the dividend payment in US dollars, the amount of the dividend per share is not final and is subject to change due to the need to convert the amount from NIS to US dollars in accordance with the Bank of Israel's representative rate of exchange on September 15, 2023. The final dividend amount is also subject to change based on the number of ordinary shares outstanding on the record date.

The record date has been updated from the Company’s previous announcement submitted to the Securities and Exchange Commission on Form 6-K.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims . We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 23, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il